New Remy Corp.
601 Riverside Avenue
Jacksonville, Florida 32204

November 26, 2014

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Justin Dobbie

Re:    New Remy Corp. - Request for Acceleration
Registration Statement on Form S-1
        File No. 333-199291

Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, New Remy Corp. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to December 1, 2014 at 2:00 p.m. Eastern Time or as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone.
The Registrant hereby acknowledges that:

i.
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

iii.
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated. We request that we be notified of such effectiveness by a telephone call to Robert S. Rachofsky of

Willkie Farr & Gallagher LLP at (212) 728-8088 and that such effectiveness also be confirmed in writing. Mr. Rachofsky and his colleague, Ann Harrington, also of Willkie Farr & Gallagher LLP, are each hereby authorized to orally withdraw or modify this request for acceleration.

Sincerely,
New Remy Corp.

By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle

Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Via E-mail
Michael L. Gravelle, Esq. (Fidelity National Financial, Inc.)
John J. Pittas (Remy International, Inc.)
Michael J. Aiello, Esq. (Weil, Gotshal & Manges LLP)
Robert S. Rachofsky, Esq. (Willkie Farr & Gallagher LLP)

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